Exhibit 12.1

STATEMENTS RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Years Ended						Three Months Ended
	February 28, 2007	February 29, 2008	February 28, 2009		February 28, 2010	February 28, 2011	May 31, 2010	May 31, 2011

Income (loss) before income taxes	$32,838	$5,786	$(29,158	)(1)	$9,352	$(10,251)	$(7,610)	$(12,797)
Capitalized interest	$(404)	$(872)	$(399)		$(165)	$(137)	$(41)	$(34)
Depreciation of capitalized interest	$88	$169	$343		$424	$343	$97	$97
Adjusted income (loss) before income taxes	$32,522	$5,083	$(29,214)		$9,611	$(10,045)	$(7,554)	$(12,734)
Fixed Charges:
Interest expense(2)	$15,203	$18,060	$40,185		$29,536	$41,586	$7,003	$11,600
Capitalized interest	404	872	399		165	137	41	34
Rental expense representative of an interest factor	4,692	3,807	2,700		3,300	3,100	824	613
Total fixed charges	$20,299	$22,739	$43,824		$33,001	$44,823	$7,868	$12,247
Adjusted income (loss) before income taxes plus fixed charges	52,821	27,822	14,070		42,612	34,778	314	(487)
Ratio of earnings to fixed charges	2.6	1.2	—		1.3	—	—	—
Deficiency of earnings to cover fixed charges	—	—	$29,214		—	$10,045	$7,554	$12,734

(1)	Includes pretax charges of $44.9 million related to the impairment of goodwill and trademarks associated with the Company’s purchase of Stabler.
(2)	The Company records interest expense on unrecognized tax benefits in the provision for income taxes. This interest is not included in the computation of fixed charges.